“Advancing Uranium”

NEWS RELEASE

Crosshair delivers substantial growth to uranium resource

Dated: July 31, 2007

   AMEX: CXZ, TSX-V: CXX

Crosshair Exploration and Mining Corp. (AMEX: CXZ, TSX-V: CXX) is pleased to announce the results of the updated independent NI 43-101 resource estimate on the C Zone at its Central Mineral Belt (CMB) Uranium Project in Labrador.

The updated report estimates an indicated resource of 3.19 million pounds of uranium (U3O8) and an additional inferred resource of 4.59 million pounds of uranium (see below for tonnage and grade details), which is a substantial increase over the previous resource and current drilling continues to expand the resource.  The C Zone remains open for expansion in all directions.

In addition to the uranium resource, the project also hosts a significant indicated vanadium (V2O5) resource of 6.39 million pounds and an inferred vanadium resource of 7.83 million pounds (see below for tonnage and grade details), which demonstrates the polymetallic nature of the C Zone.

“Crosshair has now proven that the entire C Zone hosts both a significant uranium deposit and a significant vanadium deposit and we are very pleased to have substantially expanded our initial resource” says Mark Morabito, President and CEO of Crosshair.  “We are still in the early stages with regards to defining the C Zone resource and our aggressive summer and fall program will further demonstrate the true size potential of the deposit with three drills currently turning in Labrador.”

The C Zone is divided into two distinct mineralized systems, the Upper C Zone and the Lower C Zone.  At this point, no economic evaluations have been done on the project and as a result, a wide variety of U3O8 cut-off grades are presented.  A 0.015 % U3O8 cut-off is highlighted as one possible cut-off for an open pit operation in Labrador and a 0.035% U3O8 cut-off is highlighted for an underground operation.  These cut-offs were used to report the mineral resources stated above.

Upper C Zone

The Upper C Zone, which hosts polymetallic structurally controlled mineralization, is the most advanced uranium project on the property and uranium mineralization has been intersected over an area 700 metres (m) along strike and 400 m down dip and remains open in all directions.

Indicated Resource

Cut-Off (%)	Tonnes (millions)	Grade U3O8 (%)	Pounds U3 O8 (millions)	Grade V2O5 (%)	Pounds V2O5 (millions)
0.015	3.75	0.039	3.19	0.077	6.39
0.02	2.65	0.048	2.78	0.078	4.54
0.03	1.51	0.065	2.17	0.081	2.70
0.04	1.00	0.081	1.78	0.082	1.81
0.05	0.73	0.094	1.52	0.083	1.34

Inferred Resource

Cut-Off (%)	Tonnes (millions)	Grade U3O8 (%)	Pounds U3 O8 (millions)	Grade V2O5 (%)	Pounds V2O5 (millions)
0.015	4.29	0.027	2.52	0.063	5.93
0.02	2.68	0.032	1.92	0.066	3.90
0.03	1.04	0.045	1.04	0.069	1.61
0.04	0.44	0.060	0.58	0.067	0.65
0.05	0.22	0.076	0.37	0.063	0.31

Lower C Zone

The Lower C Zone, which hosts unconformity style mineralization in a sandstone package lying sub-parallel to the Upper C Zone, represents a new resource and current drilling continues to expand this resource.  The Lower C Zone was only targeted late in the 2006 drill program and also remains open for expansion in all directions.

Inferred Resource

Cut-Off (%)	Tonnes (millions)	Grade U3O8 (%)	Pounds U3 O8 (millions)	Grade V2O5 (%)	Pounds V2O5 (millions)
0.035	2.03	0.046	2.07	0.042	1.90
0.04	1.49	0.049	1.63	0.044	1.46
0.05	0.53	0.068	0.67	0.048	0.56
0.06	0.14	0.065	0.21	0.048	0.15

Resource Estimate Details

The current mineral resource estimate for the CMB Project is based on results from 133 diamond drill holes (84 Crosshair holes and 49 historic holes completed by Shell in 1979) within the mineralized zones as well as a number of confining holes around the periphery of the project.  Independent engineer, Peter A. Lacroix, P. Eng of Lacroix & Associates, and a Qualified Person as defined by National Instrument (NI) 43-101, is responsible for this mineral resource estimate and has reviewed and approved the technical data contained in this news release.  The estimate is classified as an indicated or inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  This NI 43-101 compliant estimate will be filed in a Technical Report on SEDAR within 45 days.  Mineral resources, which are not mineral reserves, have not demonstrated economic viability.  Crosshair is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

Preliminary bottle roll metallurgical testing indicates that uranium recovery is excellent with 93% recovered after only 7 hours.  Vanadium recovery was 11.4% after only 7 hours, but it is believed that the vanadium recovery will be increased with ongoing testing and revised metallurgical processes.  The principle use of vanadium is to increase the strength and wear resistance of steel.  Vanadium demand is forecast to continue to grow in line with steel demand.

A 3-dimensional block model utilizing ordinary kriging to interpolate grades into each 10m x 10m x 4m high block was used for the resource estimate.  The project was modeled as 2 separate zones.  The Upper C Zone is composed of a number of narrow vein-like structures that cannot be modeled individually utilizing the drill data available to date.  Consequently, the geological model is based on a wireframe or solid model of a mineralized envelope utilizing an external cut-off of about 0.01% U3O8.  The mineralized envelope is approximately 100 m to 120 m thick and dips towards the southeast at -43 degrees.  Based on current drilling, the strike and dip lengths are about 1,200 m and 400 m respectively.  The Lower C Zone is substantially more discrete and has been modeled as a sheet-like mineralized envelope dipping southwest at -25 degrees to -40 degrees.  Thickness averages 3.2 m and varies from less than 1.5 m to over 15 m.  The strike length based on current drilling is about 1,200 m while the lens extends about 700 m down dip.  The drill spacing averages 45 m in the Upper C Zone and 92 m in the Lower C Zone.  Ordinary kriging was utilized to interpolate grades into each block.  Those mineral resources classified as indicated are located within the core of the drilling in the Upper C Zone while the inferred mineral resources are located along the periphery as well as the Lower C Zone, where drilling is too widely spaced to classify the resources as indicated.

For the purposes of the estimates, a specific gravity of 2.83 was used for the Upper C Zone while a value of 2.73 was used for the Lower C Zone.  Assay values were capped at 1.6% U3O8 for the Upper C Zone and 0.32% U3O8 for the Lower C Zone.  Vanadium assays were also capped at 0.52 % V2O5 for the Upper C Zone and 0.13% V2O5 for the Lower C Zone.  Two types of composites were produced for this project.  The Upper C Zone assay intervals have been composited in down-hole intervals of 2 m, where as the composites for the Lower C Zone are based on single intercepts for each drill hole that pierces the modeled lens.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by Timothy Froude, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Senior Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Froude has verified that the results used for the resource estimate were accurate from the official assay certificates provided to the Company.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone and unconformity types of mineralization.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: greg@crosshairexploration.com: or dan@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.